EXHIBIT 10.8

Beglaubigte Abschrift

[GRAPHIC]

Urkunde

des Notars

Dr. Paul Rombach

Düsseldorf

Grünstraße 8

Telefon: (0211) 86 32 72 - 0

Telefax:  (0211) 86 32 72 - 20

Die Übereinstimmung dieser Abschrift mit der Urschrift beglaubige ich.

Düssseldorf,

[GRAPHIC] Notar

D

Deed No. 873 / 2003

Negotiated on 2 July 2003 in Düsseldorf

The following individuals appeared today in my presence, the undersigned notary public Dr Paul Rombach with business premises in Grünstraße 8, 40212 Düsseldorf who went at the request of the parties to the business premises of PPR & Partner, Königsallee 70, 40212 Düsseldorf:

1.	Dr Peter Walz, born on 18 January 1966, businessman, with business address at Am Seestern 1, 40547 Düsseldorf, here acting not in his own name, but rather on behalf of Vodafone Holding GmbH. As evidence of his authority to represent the same, he submitted a Power of Attorney, a copy of which is attached hereto as Annex A.

2.	Dr Joachim Hans Peters, born on 28 March 1959, with business address at Mannesmannufer 2, 40213 Düsseldorf, here acting not in his own name, but rather by virtue of a Power of Attorney for Vodafone Passo GmbH. As evidence of his authority to represent the same, he submitted a Power of Attorney, copy of which is attached hereto as Annex B.

3.	Dr Theo Rauh, German attorney-at-law, born on 21 December 1961, with business address at Königsallee 70, 40212 Düsseldorf, here acting not in his own name, but rather in the name of

a) ATX Europe GmbH, and

b) ATX Technologies, Inc.

As evidence of his authority to represent the same, he submitted two Powers of Attorney, copies of which are attached hereto as Annexes C and D.

The individuals listed at 1. to 3. above are personally known to the notary public.

They requested, acting as above-described, notarisation of the following

SALE AND PURCHASE AGREEMENT

between

Vodafone Holding GmbH, Mannesmannufer 2, 40213 Düsseldorf, Germany

- hereinafter referred to as the “Seller” -

and

ATX Europe GmbH, Königsallee 70, 40212 Düsseldorf

- hereinafter referred to as the “Purchaser” -

- the Seller and the Purchaser are jointly hereinafter referred to as the “Parties” -

and

Vodafone Passo GmbH, Niederkasseler Lohweg 20, 40547 Düsseldorf, Germany

- hereinafter referred to as “Passo” -

and

ATX Technologies, Inc., 850 Freeport Parkway, Irving, TX 75063 2547, USA

- hereinafter referred to as “ATX” -

PREAMBLE

A.	WHEREAS the Seller, a limited liability company established and organized under the laws of the Federal Republic of Germany (Gesellschaft mit beschränkter Haftung; GmbH) and registered in the Commercial Register (Hande1sregister at the local court (Amtsgericht) in Düsseldorf under the registration no. HRB 44880, is the sole and direct shareholder of Passo.

B.	WHEREAS the Purchaser is a limited liability company established and organized under the laws of the Federal Republic of Germany (Gesellschaft mit beschränkter Haftung; GmbH) and registered in the Commercial Register (Handelregister) at the local court (Amtsgericht) in Düsseldorf under the registration no. HRB 47990.

C.	WHEREAS Passo is a limited liability company established and organized under the laws of the Federal Republic of Germany (Gesellschaft mit beschränkter Haftung; GmbH) and registered in the Commercial Register (Handelregister) at the local court (Amtsgericht) in Düsseldorf under the registration no. HRB 38063. Passo has a fully paid-in registered share capital in the nominal amount of ETJR 25,000.00 divided into one single share (hereinafter referred to as the “Sold Shares”).

D.	WHEREAS ATX is a corporation incorporated and organized under the law of the State of Texas, having its registered seat in Irving, Texas, U.S.A.

NOW, THEREFORE THE PARTIES HERETO AGREE AS FOLLOWS:

§1

Purchase and Sale

The Seller hereby sells, and assigns with effect on the Closing Date as provided for in § 9 below, to the Purchaser, which accepts such sale and assignment, the Sold Shares including the rights to all profits not yet distributed.

§2

Purchase Price, Equity Guarantee

2.1	The entire consideration for the sale and transfer of the Sold Shares and for all other obligations assumed by the Seller under this Agreement (hereinafter referred to as the “Purchase Price”) shall be EUR 18,000,000 (in words: Eighteen million Euros) provided that Passo’s equity in the sense § 266 IIIA of the German Commercial Code (HGB) as of the Closing Date amounts to EUR 6,300,000 (in. words: Six million, three hundred thousand Euros) (Guaranteed Equity). Passo’s equity as of the Closing Date shall be determined as follows:

As of the end of the month prior to the Closing Date (Equity Determination Date), Passo shall prepare an audited interim balance sheet (Equity Determination Balance Sheet) to which the provisions of the German Commercial Code (HGB) for the preparation of annual financial statements (§ 242 ff. HGB) are applicable mutatis mutandis, with the exception that:

•	any reserves (Rückstellungen) for which the respective obligation is assumed by Vodafone under § 4.5, § 4.6, § 6.25 and § 6.27 of this Agreement shall be released prior to the preparation of the Equity Determination Balance Sheet,

•	expenses for severance payments to employees from a social plan to be concluded by Passo on or after the Closing Date shall not be reserved

•	severance payments and salaries for employees, for which Passo has entered into an agreement for the termination of the employment contract prior to the date hereof or for employees, who are currently on maternity leave (see categories “leavers” and “Payed leave for New Parent” in Annex 6.8), shall be reserved in the amount of EUR 675,000.00. If Closing does not take place before 1 August 2003 the amount of such reserve shall be reduced by the amount of severance payment(s) made in the month of July 2003 to any of the employees listed in any of these categories.

The Equity Determination Balance Sheet shall be prepared consistent with the accounting practices applied by Passo in the past. Irrespective of the accounting practices applied in the past, for the Equity Determination Balance Sheet the pension obligations of Passo shall be reserved in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz EStG) on the basis of the Heubeck mortality index of 1998. The pension reserves shall reflect the entire pension obligations; i.e. irrespective of whether a deficiency in the value of the pension reserves is admissible under German General Accepted Accounting Principles or mandatory under § 6a EStG for the Equity Determination Balance Sheet, all pension obligations shall be reserved in their full amount valuated pursuant to the “Teilwertmethode” in the meaning of § 6a EStG.

Passo’s income/loss (Closing Period Income/Loss) for the period from the Equity Determination Date up until and including the Closing Date (Closing Period) shall be equal to the sum of the income/loss per day during the period from 1 April 2003 until the Equity Determination Date (Equity Determination Period), divided by the number of days within the Equity Determination Period, and multiplied by the number of days in the Closing Period. “Ordinary Income/Loss” shall mean income/loss of the. Equity Determination Period plus any extra-period expenses (e.g. depreciation of trade accounts receivable, extraordinary depreciation of assets due) minus any extra-period income (e.g. release of reserves).

Passo’s equity as of the Closing Date shall be determined either by adding the Closing Period Income to the Equity as of the Equity Determination Date or subtracting the Closing Period Loss from the equity as of the Equity Determination Date. The amount by which the Guaranteed Equity exceeds the equity as of the Closing Date shall be contributed by the Seller to Passo under an increase of the capital reserve (Kapitalrücklage). The Seller shall pass a respective shareholder’s resolution for the increase of the capital reserve prior to the Closing Date.

If the Guaranteed Equity is in excess of EUR 6,300,000, the excess amount shall increase the Purchase Price accordingly.

By the Closing Date, the Seller shall provide the Purchaser with the Equity Determination Balance Sheet, the computation of the Closing Period Income/Loss as well as the Seller’s working papers and the Seller’s auditor’s working papers made in the course of its preparation. The Purchaser shall then have one month’s time to evaluate the Seller’s auditor’s report and to raise objections. If no objections are raised, the Equity Determination Balance Sheet shall be treated as final and binding. If objections are raised and such objections cannot be settled amicably within a further three months, each party shall be entitled to apply to the German Institute of Certified Public Accountants (Institut der Wirtschaftsprüfer in Deutschland eV., IDW, Düsseldorf for the appointment of an independent auditor as an expert, whose evaluation shall be final and binding upon the parties. The cost of the expert’s evaluation shall be allocated by the expert to the Seller and Passo by applying §§ 91 ff. of the German Civil Procedure Code (Zivilprozessordnung, ZPO) mutatis mutandis.

2.2	By 11 July 2003 at the latest, Passo shall establish or have established two bank accounts with Deutsche Bank AG Düsseldorf, Königsallee branch:

a)	one account regarding which the only people entitled to sign shall be Dr Peter Walz and Dr Theo Rauh as joint signatories (Special Account); such appointment shall be irrevocable until 30 August 2003.

b)	another account regarding which the only people entitled to sign shall be only Dr Dieter Rupp together with another Passo employee to be nominated by the Purchaser within five business days after the signature of this Agreement, together as joint signatories (Current Account).

The Seller shall settle a portion in the amount of EUR 12,500,000 (in words: Twelve million, five hundred thousand Euros) of its debt under the cash account (Geldverkehrskonto) Passo has with the Seller by payment into the Special Account by 15 July 2003 at the latest.

The Seller shall pay the balance of the cash account (Geldverkehrskonto) Passo has with the Seller as of 15 July 2003 minus EUR 12,500,000 (in words: Twelve million, five hundred thousand Euros) paid pursuant to the preceding paragraph into the Current Account with effect on 15 July 2003.

For the period until the Closing Date, regarding the balance on the cash account resulting from transactions with a booking date after 15 July 2003, the following shall apply: The balance as of the end of each calendar month shall be settled by the Seller or Passo respectively by a wire transfer to or from the Current Account, as applicable, within ten business days after each month’s end.

The balance of the cash account resulting from transactions with a booking date in the month in which the Closing Date falls shall be settled by payment into or from the Current Account, as applicable, within 10 business days after the Closing Date.

The amount of the increase in the capital reserve to be paid in by the Seller pursuant to § 2.1 above shall be paid by the Seller into the Current Account within 10 business days after the preparation of the Equity Determination Balance Sheet and the computation of the Closing Period Income/Loss has been completed, but in any event no later than the Closing Date.

Any amount resulting from an adjustment of the Equity Determination Balance Sheet and/or the computation of the Closing Period Income/Loss determined by the auditor appointed by the Seller, or by the independent auditor appointed as an expert pursuant to § 2.1 above, shall be payable by the Seller to Passo or by Passo to the Seller respectively, within 10 business days after the receipt of the auditor’s report or the expert’s evaluation as applicable.

2.3	The Purchase Price pursuant to § 2.1 above shall be due and payable as follows:

a)	EUR 2,000,000.00 (in words: Two million Euros) on the Closing Date;

b)	the remaining difference between EUR 18,000,000 plus any potential Purchase Price increase in the event that the Equity is in excess of EUR 6,300,000, minus EUR 2,000,000 as specified in. § 2.3 a) and minus EUR 6,000,000 as dealt with in § 2.3c) below on the Closing Date through the signing of a bank transfer statement (Banküberweisung) into Seller’s account no. 317 75 08 with Deutsche Bank AG Düsseldorf by Dr Rauh drawn on the Special Account as stated in § 2.2 a) above and handing over of such bank transfer statement (Banküberweisung) to the Seller’s agent appointed in § 12.5a). The Parties and Passo hereby agree that such payment from Passo shall be deemed to be a payment from the Purchaser to the Seller as a consequence of a loan agreement entered into between Passo and the Purchaser with effect as of signature of the bank transfer statement (Banküberweisung) by Dr Theo Rauh, in which regard the money is to be paid directly from Passo to the Seller upon the Purchaser’s instruction. The Seller hereby undertakes to procure that within 1 business day after receipt of the bank transfer statement (Banküberweisung) signed by Dr Rauh, Dr Waiz shall resign as an authorised signatory for the Special Account;

c)	EUR 6,000,000 (in words: Six million Euros) upon the earliest to occur of the following events (each a “Series B Event”):

(1)	Mandatory conversion of the Series B Convertible Preferred Stock in ATX (the “Series B Shares”) pursuant to Section 5 of the Statement of Resolution Establishing Series B Convertible Preferred Stock (the “Statement of Resolution”) as a result of a “Qualified Public Offering” as that term is defined in the Statement of Resolution; or

(2)

a change in control over ATX whereby the majority ownership interest in ATX is transferred to a third party which as of today is neither (i) an existing shareholder of ATX nor (ii) related to an existing shareholder of ATX (as specified in Annex 2.3 c)) nor (iii) related to the management of ATX (as specified in Annex 2.3 c) with regard to natural persons, “related” shall mean such persons to whom they are related by blood or marriage, including family trusts set up by any of them; with regard to legal entities, “related” shall mean Controlled Companies as defined in § 4.1 a)); or

(3)	30 June 2006.

2.4	The Purchase Price pursuant to § 2.3 c) (1) or (2) shall be due and payable within 30 days after the completion of a Series B Event. The Purchase Price pursuant to ~ 2.3 c) (3) shall be due and payable on the first business day after 30 June 2006.

2.5	To the extent that the transactions contemplated herein are subject to Value Added Tax, the Purchaser shall pay the Value Added Tax in addition to the Purchase Price. The Value Added Tax shall be due and payable within one month after the Purchaser has received from Seller an invoice which conforms to the provisions of § 14 of the German Turnover Tax Act (Umsatzsteuergesetz UStG).

§3

Data Room Due Diligence

3.1	The Seller hereby undertakes, and the Seller shall cause Passo to undertake, to take all such action and prepare all such documents necessary for and to facilitate that the Purchaser can conduct an effective and comprehensive data room due diligence regarding all business, financial, legal and operational matters of Passo, including but not limited to the matters set forth in the Due Diligence Request List already submitted to the Seller prior to the date of this Agreement (hereinafter referred as the “Data Room Due Diligence”). Without limiting the foregoing, the Purchaser shall have the right to interview the members of the management and the employees of Passo in the course of the Data Room Due Diligence.

3.2	The Data Room Due Diligence commenced on 30 June 2003, 9.00 a.m. and will cover a period of no less than ten (10) business days. Access to the documents shall be granted to the Purchaser, the Purchaser’s representatives and/or its advisors, to be nominated by the Purchaser in its sole discretion, during regular office hours for at least ten (10) hours per day, and for at least five (5) persons at the same time. The Purchaser shall be allowed to make or have made copies of documents, such documents to be designated by the Purchaser in its sole discretion. The Seller shall answer and shall procure that Passo answers all questions reasonably raised to the Seller’s or Passo’s best knowledge.

3.3	The Data Room Due Diligence shall be conducted at Düsseldorf, Germany, at a single office to be determined by the Seller.

3.4	The Seller hereby warrants that to its and Passo’s best knowledge the Data Room contains all of the information (either copies of written agreements or summaries of oral agreements) which might have a financial impact on Passo in excess of EUR 10,000 p.a.

§4

Legal Relations between the Seller and Passo;

Release Undertakings and Indemnifications

4.1	Passo has been integrated into the Vodafone group of companies. Such integration has in some business areas led to the consequence that Passo is dependent on services to be provided by Seller or any of the Controlled Companies (as defined in § 4.1 a) below).

a)	Except as expressly disclosed in Annex 4.1 a) to this Agreement and except as expressly provided in this Agreement, all legal relations between Passo and the Seller and/or the Controlled Companies with an annual monetary value in excess of EUR 5,000 or with a duration of more than 6 months after the Closing Date, including but not limited to corporate and tax law relations, and all rights and claims of the Seller against Passo shall terminate as of the Closing Date and no obligation or liability whatsoever shall arise for Passo and/or the Purchaser from such termination. The Seller shall procure that the same applies to all legal relations between the companies controlling, controlled by or affiliated with the Seller and Passo in the sense of §§ 15 ff. of the German Stock Corporation Act (hereinafter referred to as “Controlled Companies” which terms shall only apply for the period of time for which such affiliation exists) and to all rights and claims by the Controlled Companies against Passo, and the Seller will, if and to the extent necessary, hold Passo and the Purchaser fully harmless in good time. It is understood that such contracts mainly related to the business units 22666 or fleet management shall automatically expire as of 31 December 2003 (fleet management) and 31 December 2004 (22666). Seller procures that Passo gets the option to terminate the agreement between Passo and Vodafone Information Systems GmbH dated 24 June 1997 concerning data processing services of the UNIX computer center (Rahmenvertrag über Datenverarbeitungsleistungen des UNIX- Rechnerbetriebes im Rechenzentrum der MDV) with effect as of 30 June 2004 if a notice period of 6 weeks is observed.

b)

The Seller acknowledges that it will render or that it will procure that the Controlled Companies render after the Closing Date at arm’s length conditions to Passo such services which were rendered at some time during the last 6 months prior to the Closing Date to Passo for a period of at least 6 months if so requested by Passo within one month after the Closing Date. Passo shall be entitled to extend this 6-month period once for a further period of 6 months if Passo informs the Seller of this extension 5 months after the Closing Date at the latest; if a contract is continued under this provision the terms and conditions contained in the contract to be continued shall be deemed to be at arm’s length.

c)	Irrespective of whether or not a contract between Passo and the Seller or the Controlled Companies has been terminated or will continue, the Seller and/or the Controlled Companies shall render reasonable transition assistance with regard to any relationship that prior to the Closing Date was part of a shared service agreement (e.g. systems support, facilities maintenance, bookkeeping services, building security, vending machine services, janitorial services, etc.) at arm’s length conditions.

Intellectual Property Rights are exclusively governed by § 4.2 hereof.

4.2	Irrespective of the provisions of § 4.1 above, with regard to Intellectual Property Rights, the Parties hereby agree on the following

a)	All patents listed in Annex 4.2 a) and exclusively used after 1 January 2003 by Passo notwithstanding the fact that these patents might now be held by a Controlled Company in trust for Passo shall be owned with effect as of the Closing Date by Passo free from any trust agreement;

b)	All patents listed in Annex 4.2 b) and exclusively used after 1 January 2002 by Passo and DDG Gesellschaft für Verkehrsdaten mbH notwithstanding the fact that these patents might now be held by a Controlled Company in trust for Passo shall be owned with effect as of the Closing Date by Passo free from any trust agreement. For further details reference is made pursuant to sec. 13a BeurkG to notarial deed 872/2003 of notary Dr. Rombach. The notarial deed 872/2003 was present during this record in the original version. The parties present declare that this notarial deed is known to them and that they waive their rights to have it read aloud and to join it to this deed.

c)

Irrespective of the foregoing, the Seller shall procure that any Intellectual Property Rights used during the last 24 months prior to the Closing Date at Passo and the Seller and/or the Controlled Companies which are owned by or licensed to the Seller or any of the Controlled Companies shall be licensed free of charge and on a world-wide basis to Passo for a time as long as the Intellectual Property Right exists or until the head-license expires. In the event the Seller or any of the Controlled Companies decide(s) either not to renew the registration of an Intellectual Property Right (e.g. a patent) or to terminate a head-license agreement (sub-) licensed to Passo, the Seller shall inform Passo in writing at least 3 months prior to the expiry or the termination of its or the Controlled Companies intent to abandon such Intellectual Property Right or license. The same obligation as specified in this § 4.2 c) shall also apply to Passo for those Intellectual Property Rights and licenses held by Passo but (partly) used during the last 24 months prior to Closing by the Seller or any of the Controlled Companies. Irrespective of the above this shall in any event include, but not be limited to those intellectual property rights listed in Annex 4.2 c).

4.3	The Parties hereby agree that with effect as of the Closing Date, the managing director Mr Sielemann and the procurist Mr Gräfe shall no longer be employed by Passo. The Seller shall hold harmless Passo and/or the Purchaser from all costs and liabilities, including but not limited to, costs of legal proceedings, severance payments, salary payments (with regard to salaries accruing after the Closing Date), deferred compensation, incentives, bonuses, stock option plans, all other forms of compensation (including taxes and social security contributions) whatsoever and current and/or future pension obligations or obligations under a company pension plan or any insurance contracts, irrespective of whether or not such claims are re-insured, with respect to the procurist Mr Gräfe and the managing director of Passo, Mr Sielemann. With regard to the pension and deferred compensation entitlements of each of these two people as of the Closing Date, the following shall apply:

The Seller shall assume the pension obligation and the obligation to pay deferred compensation to these two employees and undertakes to obtain the necessary approvals of both of these two employees of such assumption prior to the Closing Date, and shall submit a copy of such approval to the Purchaser. Subject to receiving a copy of such approval, the Purchaser shall cause Passo to reimburse the value of Passo’s pension obligation and its obligation to pay deferred compensation as provided for in the Equity Determination Balance Sheet to these two employees, to the Seller within two (2) weeks after the Closing Date.

4.4	The Seller shall procure that Passo is offered the opportunity after the Closing Date to enter into a service level agreement with Mannesmann Unterstützungskasse e.V. and/or Essener Verband with regard to all present or former employees and or managing director(s) of Passo who are a member of or benefit from any company pension schemes (including, but not limited to, Mannesmann Leistungsordnung and Essener Verband). In the event of a failure to comply with such obligation set forth in sentence 1 of this § 4.4, the Seller shall, without limiting any other obligation under this Agreement, indemnify and hold harmless Passo and/or the Purchaser against any and all damage or loss arising therefrom.

4.5	The Seller shall, without limiting any other obligation under this Agreement, indemnify and hold harmless Passo from any claim its former or present employees and/or managing directors might have against Passo arising from any stock option plan (e.g. long term incentives, executive share options, GEM options etc.) by Vodafone Group plc, the Seller and/or any Controlled Companies.

4.6	Without limiting the foregoing, the Seller will hold harmless Passo and/or the Purchaser from any obligation or liability, including but not limited to any costs, fees an expenses for legal proceedings, arising from or out of any claim made by Trafficmaster Plc against Passo and/or the Purchaser regarding the alleged infringement of Trafficmaster Plc know-how or a potential misuse of a certain license granted by Trafficmaster Plc to Passo (hereinafter referred to as the “Trafficmaster Claim”). The Seller shall remain entitled to run the case and Passo and/or the Purchaser will not take any steps with regard to the Trafficmaster Claim unless appropriate instructions from the Seller have been obtained. The Seller and Passo hereby undertake and the Purchaser shall cause Passo to undertake to transfer its entire shareholding in Trafficmaster Passo GmbH registered with the Commercial Register at the Local Court of Mainz under HRB 6683 to the Seller at no cost for Passo for a purchase price of EUR 1,—. The Seller hereby irrevocably waives any potential warranty claims, etc. it might have against Passo with regard to the shares transferred pursuant to this § 4.6. Any taxes incurred (actually or by reduction of a deferred tax asset) with regard to such transaction(s) shall be borne by Seller (e.g. constructive dividends etc.). In addition, Seller shall hold harmless Purchaser and/or Passo from any obligation or liability, including but not limited to any costs, fees and expenses for legal proceedings, arising from this shareholding.

4.7	Without limiting the foregoing for the period through December 31, 2003 (Fleet Management) and December 31, 2004 (22666) Seller is entitled to claim the transfer of part or all of the business units Fleet Management and 22666 including all related assets (including the usage rights in the intellectual property rights - in the event that such assets are used in another business unit of Passo as well, only such percentage of joint ownership which is equivalent to the average percentage of the use during the last 12 months before exercise of the option together with the usage rights in the same percentage shall be transferred) to Seller or a company nominated by Seller and free of any liability, except for such liability to be assumed by Seller or its nominee respectively as a matter of law. The strike price for such option shall be equal to the aggregate book value of the transferred assets or the respective share of Seller/its nominee in the transferred assets respectively determined as of the date of such transfer under German General Accepted Accounting Principles consistent with the accounting practices applied by Passo in the past (plus VAT, if applicable). This option can be executed by Seller severally for each of the two business units with a notice period of one month as of the end of a calendar month. The Seller hereby irrevocably waives any potential warranty claims Seller or its nominee respectively might have against Passo with regard to assets transferred pursuant to this sec. 4.7.

In the event Seller does not exercise the option Seller shall nevertheless have and shall be granted from Passo free of charge the non-exclusive usage rights in the intellectual property rights pertaining to either the business unit 22666 or Fleet Management without any obligation on Passo’s side to uphold the intellectual property rights. If Passo intends to give up or not to renew any of these intellectual property rights, it shall inform Seller of its intention to do so three months prior to the relinquishment or expiry of the intellectual property rights. If requested by Seller within 2 weeks after delivery of the respective information to Seller, Passo shall transfer the respective intellectual property right free of charge to Seller.

§5

Covenants

For the period between the date of this Agreement and the Closing Date the Seller and Passo undertake, and the Seller shall cause Passo to undertake, to procure that Passo:

5.1	is operated in the ordinary course of business consistent with past practice and use all reasonable efforts to preserve intact the respective business organizations and relationships with third parties (including but not limited to, their respective relationships with customers, brokers, suppliers, business partners and regulatory or other authorities) and to keep available its services. Except as with regard to Mr Sielemann and Mr Gräfe, Passo will not terminate the employment agreements with, and Seller will not, and Seller will procure that the Controlled Companies will not, solicit or induce the employees of Passo to work for and/or accept employment with any company other than Passo or Purchaser except as expressly provided in this Agreement;

5.2	keeps and preserves its assets, except as expressly provided otherwise in this Agreement;

5.3	allows the Purchaser, the Purchaser’s representatives and/or its advisers reasonable access to the business;

5.4	does not terminate, amend or modify any material contract in any way affecting the business unit initial vehicle equipment (hereinafter referred to as the “Assets”) or enter into any material contract in any way affecting or potentially affecting the Assets without the prior written consent of the Purchaser, except as expressly provided for in this Agreement;

5.5	does not declare any dividend or dividend distributions;

5.6	does not carry out or effect any capital expenditures or other investments in excess of EUR 15,000.00 in each single case without the prior written consent of the Purchaser;

5.7	does not take any action which would cause any of its representations and warranties pursuant to ~ 6 below to be untrue or incorrect in any respect as of the Closing Date, and

5.8	uses its best efforts to negotiate the contracts with BMW AG.

§6

Representations and Warranties

The Seller hereby represents and warrants as an independent guarantee (selbständiges Garantieversprechen) that the following statements are true and correct as of the date hereof and as of the Closing Date:

6.1	Passo validly exists under the laws of the Federal Republic of Germany.

6.2	The Statements in Sections A and C of the Preamble of this Agreement are complete and correct in every respect. The Sold Shares are fully paid in, not repaid, non-assessable, free of secondary or any other obligation or restriction and free and clear from any right of third parties, including liens and other encumbrances, and there are no claims for granting any such rights for the transfer of the Sold Shares.

6.3	There are no options, no pre-emptive rights, no rights of first refusal and no claims of any nature whatsoever in respect of the Sold Shares accruing from the part of the Seller. Except for the shareholding in Trafficmaster Passo GmbH Passo has no other participation interests (Beteiligungen).

6.4	As of the Closing Date there are no agreements or promises concerning the shareholder relationship between Passo and the Seller, nor are there any obligations to enter into such agreements or promises. Since 31 March 2002 no profit distributions have been resolved.

6.5	Neither Passo nor the Seller are insolvent or over-indebted and no bankruptcy composition or insolvency proceedings have been commenced, nor has a petition been filed for the commencement of bankruptcy composition or insolvency proceedings with respect to Passo and/or the Seller.

As of the Closing Date, Passo does not have any obligations under bills of exchange (Wechsel), securities (Wertpapiere), guarantees (Bürgschaften, Garantien, Patronatserklärungen), promissory notes (Schuldverschreibungen), currency swaps, futures, interest swaps.

6.6	The audited financial statement (balance sheets and profit and loss accounts and notes to the financial statements) of Passo as of 31 March 2002 and 31 March 2003 (hereinafter collectively referred to as the “Financial Statements” - Annex 6.6) have been prepared with the care of a conscientious businessman on the basis of a proper book-keeping in accordance with accounting, valuation and depreciation principles generally accepted in the Federal Republic of Germany.

Except as disclosed in the Financial Statements, such principles have in each case been applied consistently and without change as in the preceding year.

The accounts between Passo and the Seller and/or the Controlled Companies as specified in the Equity Determination Balance Sheet are true and Correct as of the Equity Determination Date.

Passo is not and has never been part of a pooling of interest scheme purpose (steuerliche Organschaft) for corporation tax purposes. Passo was part of the pooling scheme for trade taxes from the date of incorporation (October 1999) until March 31, 2001 and is up to date still part of the pooling scheme for VAT purposes. The Seller will keep harmless and indemnify Passo and/or the Purchaser from any claims, liabilities, payment obligations etc. arising herefrom (e.g. under Sec. 317 of the German Stock Corporation Act or Sec. 73 of the German Tax Code - Abgabenordnun g).

6.7	Since 31 March 2003, Passo has only been conducted within the normal course of business. All salary and wage increases granted by Vodafone since 31 December 2002 were required under collective bargaining agreements or, if that was not the case, were within the normal scope.

6.8	As of the date of this Agreement the list of all employees of Passo as of 30 June 2003 including, among other things, a job description, annual salaries, duration of employment, membership within the works council etc. attached as Annex 6.8 hereto, having been provided to the Purchaser prior to the date of this Agreement, is true and complete with regard to the sum of all salaries and with regard to the duration of employment for each employee.

The Purchaser shall be entitled to submit to the Seller within the first nine business days of the Data Room Due Diligence a list of up to 10 employees employed at this time by Passo. Neither the Seller nor any of the Controlled Companies shall solicit, recruit or hire any of these employees within one year from the Closing Date. Such obligation shall not apply where Passo has terminated the employment agreement or after a Passo employee has terminated his or her employment agreement with Passo.

As of the Closing Date, there are no members of the Advisory Board.

6.9	On the Closing Date all moveable assets necessary for the unrestricted continuation of the business of Passo are in functioning condition, normal wear and tear excepted, and have been properly maintained.

6.10

Except for the Trafficmaster Claim and except for debt collection matters with a value not exceeding EUR 5,000, Passo, as of the date of this Agreement, is not a party to, threatened by, any litigation, administrative proceedings or investigations with a financial exposure of more than EUR 10,000.00 in the individual case, nor are circumstances known to exist that might reasonably be expected to provide a basis for such litigation, administrative proceedings or investigations. As of the date of this Agreement, Passo is not subject to any judgment, decree or settlement in any legal or administrative proceedings which restricts or impairs Passo in certain business measures, in the acquisition or disposition of assets (including but not limited to the Assets), in competition or in the operation of their business.

6.11	On the Closing Date Passo has duly filed by the due date all tax returns and other reports required under applicable laws to be filed with tax and other authorities, paid all due taxes, tax pre-payments and other public dues, retained all taxes, social security charges and other charges to be retained and paid by them by the due date to the respective recipient and paid all related delay charges and penalties, if any. To the extent not due, proper reserves have been made in the financial statements as of 31 March 2003 as well as in the Equity Determination Balance Sheet in respect of taxes of Passo relating to the period prior to the Closing Date.

6.12	On the Closing Date Passo does not own any real estate.

6.13	To the Seller’s and/or Passo’s best knowledge, Passo is not in violation of any environmental laws or data protection laws.

6.14	During the three year period prior to the date of this Agreement, Passo has not received in connection with any product manufactured, sold or distributed or any service rendered by any of them any claim of personal injury, death or property damage, any claim for punitive or exemplary damages, any claim for contribution or indemnification or any claim for injunctive relief other than claims which were resolved at the business level by credit or replacement of goods or allowance therefore.

6.15	The patents specified in § 4.2a), § 4.2b) and § 4.2c) constitute all of the patents owned under substantive law by Passo. On the Closing Date, Passo will validly own the intellectual property rights (including trademarks specified in Annex 6.15) free and clear from any lien, charge, adverse claim or encumbrance whatsoever. These intellectual property rights together with the intellectual property rights dealt with in § 4.2 hereof and Patents listed in Annex 4.2a) under the stroken numbers 74571 and 74572 which are jointly used and owned with BMW AG comprise all intellectual property used, held, or necessary to operate the Assets as presently operated. Except as provided for in this Agreement no other person has the right to use the intellectual property rights by license from Passo. No other person uses trademarks or trade names either in identical form thereto or in such near resemblance thereto as to be likely, when applied to the goods or services or when used in association with the business of any such person to cause confusion or to cause mistake or to deceive. No claims have been received by Passo with respect to the intellectual property rights that the products or services rendered by Passo infringe or have infringed any intellectual property rights or similar rights of others. No third party is currently infringing the intellectual property rights as of the date of this Agreement.

6.16	On the Closing Date all machinery, equipment and other tangible personal property owned, leased, or used by Passo (hereinafter referred to as the “Personal Property”) is adequate and suitable for the purposes for which it is presently being used. Passo has good and marketable title to or the right to use the Personal Property owned or leased, free and clear of any encumbrances, except retention of title pending payment in the case of conditional sales and except for statutory liens.

6.17	As of the Closing Date, Passo shall have obtained insurance with respect to such risks, and in the amount of such coverage as would be customary in the industry in which Passo operates. The Seller hereby assigns to Passo any potential insurance claims it or any related company might have under a group insurance scheme for a damage that has occurred at Passo prior to the Closing Date.

6.18	Passo has obtained all material administrative approvals and licenses, which Passo requires for the conduct of its present business as currently conducted. To Seller’s and/or Passo’s best knowledge, all services and products rendered or solicited by Passo are in compliance with the applicable legal provisions and Passo has been conducting its business in compliance with the applicable laws and regulations of the jurisdiction in which Passo operates.

6.19	The Seller and Passo have no knowledge of any contract terminations by third parties which could result in any material restriction, impediment or cessation of the services rendered and/or marketing of any service and/or product presently rendered or marketed by Passo.

6.20	On the Closing Date Passo is not subject to obligations vis-à-vis brokers or finders for the consummation of this transaction.

6.21	As of the Closing Date the contract between DDG Gesellschaft für Verkehrsdaten mbH and Passo for the provision of content can be terminated with a notice period of not more than 6 months to the end of a calendar month.

6.22	The subsidies applied for or received by Passo in the past shall not become repayable or trigger any other payment obligation because of the transfer of the shares in Passo. Any subsidies applied for but not granted yet will not be negatively influenced by any of the provisions of this agreement, neither will this be the case due to any transaction carried out under § 4.6 or § 4.7. Passo is not subject to any obligations resulting from Passo’s participation in research and/or development projects subsidized by German or EC authorities.

6.23	As of the Closing Date, Passo is not a p~ to any lease agreement except for a sub- lease from the Seller or any of the Controlled Companies for not more than 2,000 m2 on either

•	the entire 4th floor or

•	half of the 4th floor and half of the fifth floor or

•	the entire 4th floor and half of the fifth floor

of the office building at Niederkasseler Lohweg 20, Düsseldorf whereby the office(s) under each of the options can be separated from and locked against the other floors and the other tenants and are internally accessible via stairways (in the second and third option) for a rent that is identical to the rent Passo’s landlord pays to its landlord; this sub-lease can be terminated by both parties with a notice period of 6 months to the end of a calendar month but Passo’s landlord’s first option to terminate this lease agreement shall be with effect as of 31 January 2005.

6.24	Passo does not need any regulatory approval (in particular from the telecommunication authorities), telecommunications licenses in the sense of the German Telecommunications Act, or frequencies for the operation of its business.

6.25	Seller will hold Passo and/or Purchaser harmless from any claims of Euro Telematik AG arising from the co-operation agreement between Passo and Euro Telematik AG dated 27 March 2002.

6.26	Except as disclosed in Annex 6.26, after the Closing Date Passo is not obliged to grant any refunds for services rendered prior to the Closing Date.

6.27	Seller will hold Passo and/or Purchaser harmless from any royalties, etc. to present or former employees under the German Employee Invention Act or a similar Act for employee inventions made prior to the Closing Date.

§7

Performance and Liability

7.1	In the case of a breach of the representations and warranties made by the Seller in § 6 above, the Seller shall place the Purchaser and/or Passo into the economic position as if the respective representation and warranty had been correct (Naturalrestitution).

If such remedy (Naturalrestitution) should not be legally or economically possible, the Seller shall make a monetary payment to the Purchaser or, if so demanded by the Purchaser, to Passo, necessary to compensate the direct loss of the Purchaser and/or Passo arising from the deviation of the actual condition from the condition represented and warranted by the Seller.

7.2	The legal concepts of mitigation of damage or loss (Schadensminderungspflicht) and the offsetting of advantages (Vorteilsausgleichung) shall apply to all claims of the Purchaser for breach of a representation and warranty given by the Seller under this Agreement.

7.3	The period of limitation for all claims by the Purchaser and/or Passo because of a breach of the representations and warranties in § 6 above shall run until the first anniversary of the Closing Date. Seller’s obligations specified in §§ 4.3, 4.4, 4.5 and 4.6 above shall not be subject to any statutory limitation. All claims due to non-fulfillment of the warranties undertaken in § 6.11 above shall become time-barred six months after submission of a final, incontestable tax or duties notice for the taxes and/or duties concerned, and the assessment time period concerned. Final and incontestable shall be deemed to be a notice with respect to which no further adjustments pursuant to the applicable statutory regulations can be made, inter alia, also in cases of tax evasion and negligent fiscal evasion.

7.4	insofar as taxable fiscal burdens or tax refund claims arise from such circumstances which had their origin before the Closing Date, the same shall be borne by the Seller and/or shall be reimbursed to the Seller. The equalisation shall take place via corresponding adjustments of the purchase price in the amount of the post-tax advantage or disadvantage effected at Passo through the fiscal burden or the tax refund. Pure assessment period deferrals shall not be taken into consideration in this regard.

7.5	The Seller is entitled (at its own cost) to participate in the handling of tax-field audits for Passo covering the years until 31 March 2003. For such business years the Purchaser or Passo will not make any concessions to the tax authorities without the consent of the Seller. The Purchaser will provide the Seller without delay with full information concerning any tax audit of Passo and of any attempt of the relevant authorities to make any charge or to disallow any relief or allowance for any period through the Closing Date. The Purchaser shall give or shall cause Passo to give the Seller or to their advisers full access to the books and records of Passo. If no agreement can be reached with the authorities with regard to the disputed tax or other public contribution item, the Purchaser shall file or shall cause Passo to file any remedy and/or appeal against the decree or other decision following the instructions of the Seller.

7.6	The Purchaser shall be able to assert claims under this § 7 only if the total amount of all claims asserted by the Purchaser exceeds the amount of EUR 10,000, and in such a case for the entire amount.

7.7	Except for a claim relating to the encumbrance-free transfer of the Sold Shares, the Purchaser’s claims under this Agreement shall be limited to a total of EUR 18,000,000.

7.8	ATX guarantees the performance of the Purchaser’s obligations specified in this agreement.

§7a

Antitrust

The Parties are of the opinion that no antitrust application is necessary. This is for the following reasons (in which regard each Party gives a warranty to the other Party concerning the correctness of its information):

a)	ATX’s turnover in the last business year, together with the turnover of its controlling shareholder, Dr Leininger, was to such an extent below EUR 500,000,000.00 that even the addition of Passo’s turnover in the business year ended 31 March 2003 in the amount of EUR 31,130,368.23 would not bring that turnover in excess of EUR 500,000.000.00;

b)	Passo’s turnover in the business year ended 31 March 2003 only amounted to EUR 31,130,368.23 because turnover in the SMS-Gateway business in the amount of EUR 13,467,328.34 had to be considered in the accounts for the business year ended on 31 March 2003 although such business had been terminated without replacement in December 2002.

§8

Conditions Precedent

8.1	The Purchaser’s obligations set forth in § 1 and § 2 of this Agreement are subject to the condition precedent that the Seller has fully complied with its obligation under § 2.2, paragraphs 1 to 4 (inclusive) and paragraph 6.

8.2	The Seller’s obligations set forth in this Agreement are subject to the condition precedent that the Seller’s Supervisory Board has approved this transaction.

8.3	The parties shall inform each other without undue delay of the satisfaction of the conditions precedent set forth in § 8.1 and § 8.2 above.

§9

Closing

Unless this Agreement shall have been terminated in accordance with § 10 below, the transfer of the Sold Shares shall occur on 14:00 h German time on the day of the satisfaction of

•	the conditions precedent set forth in § 8 above,

•	the submission of the Equity Determination Balance Sheet to the Purchaser (whereby Purchaser shall be entitled to waive the requirement that the Equity Determination Balance Sheet be audited prior to Closing),

•	the payment of the Purchase Price specified in §2.3 a) above, and

•	the handing over of the bank transfer instruction (Banküberweisung) as specified in § 2.3

b) in the offices of PPR & Partner.

Seller shall be entitled to waive either one or both of the two last-mentioned requirements.

§ 10

Termination

10.l	This Agreement may be terminated and the transactions contemplated abandoned at any time prior to the Closing Date:

a)	by mutual written consent of the Seller and the Purchaser;

b)	by either the Seller or the Purchaser upon written notice given to the respective other party in the event that the Closing Date shall not have taken place by 30 August 2003, provided, however, that a party cannot rely on/claim the failure of the Closing Date to occur if such failure is caused by the party which wishes to invoke this provision;

c)	by unilateral written declaration by the Purchaser addressed to the Seller to be filed within five (5) business days as of the date following the last day of the Data Room Due Diligence; such declaration can only be made by the Purchaser if in the Due Diligence

(1)	a material breach is discovered that has previously been neither reported to Purchaser nor can it be inferred from any of the Financial Statements as of 31 March 2002 or 31 March 2003; “material breach” shall mean any breach of any of the provisions contained in § 4, 5 and/or 6 that leads to an additional payment for Passo (compared to if the provision had not been breached) in excess of EUR 500,000.00 in a single case; or

(2)	except for the BMW Assist Agreement, extraordinary termination of a contract after 1 April 2002 having an adverse financial effect on Passo’s results after the Closing Date, the amount of which exceeds EUR 500,000.00 is discovered; or

(3)

except for the SMS-Gateway business, any transactions outside the ordinary course of business of Passo inconsistent with the respective past practices which in total have a financial impact on Passo’s financial statement in excess of 3% of Passo’s turnover in the business year 2002/2003, except as expressly provided for in this Agreement, are discovered;

d)	by unilateral written declaration by the Seller addressed to the Purchaser to be filed within five (5) business days as of the date Seller has received the Equity Determination Balance Sheet from its auditors if such Equity Determination Balance Sheet shows a deficiency in equity (nicht durch Eigenkapital gedeckter Fehlbetrag) in excess of EUR 500,000.00.

10.2	In the event that this Agreement is terminated pursuant to § 10.1 above, all further obligations of the Parties hereto (other than pursuant to this § 10.2 and pursuant to § 12 below which shall continue in full force and effect) shall terminate without further liability or obligation of the terminating Party to the other Parties hereto; provided, however, that no Party shall be released from liability hereunder if this Agreement is terminated and the transactions abandoned by reason of any failure of such Party to have performed its obligations hereunder.

10.3	Instead of termination of this Agreement by the Purchaser, if any of the events described in § 10.1 c) have occurred, the Purchaser shall be entitled to continue this Agreement and adjust the Purchase Price pursuant to § 2.3 b) above to such an extent as if the breach had not been committed. In case of disagreement between the parties § 12.10 shall apply.

10.4	The Seller shall have the right to remedy any breaches specified in this § 10 through payment of an amount of money identical to the monetary value of the breach specified in this § 10. Before exercising any termination right the Purchaser shall inform the Seller about the financial impact of the breach and its intent to terminate the Agreement. If Seller has not remedied the breach within five business days the Purchaser shall be entitled to terminate the Agreement.

§ 11

Secrecy Non-Competition Covenants

11.1	The Seller undertakes for a period of two (2) years as of the date of this Agreement to keep strictly secret on all matters, in particular, all business and trade secrets relating to Passo known to the Seller, and not to disclose such matters and secrets, directly or indirectly, to any third party, not to cause such disclosure by third parties, nor to abet or justify such disclosure, nor to use such matters or secrets for own purposes.

11.2

The Seller undertakes and shall procure that the Controlled Companies with main registered seat in Germany undertake for a period of two (2) years as of the date of this Agreement not to render to any automotive original equipment manufacturer (OEM) or an affiliate thereof which is engaged in consulting for or providing such services, such traffic telematics services or products which are currently rendered by Passo to OEMs in any European country, unless Seller or any of its Controlled Companies with main registered seat in Germany offers such service or product to a significant number of its customers. For the avoidance of doubt it is agreed that the supply of SIM cards (incl. network connectivity) and billing and accounting services as well as the ‘prefit SIM’ product are not covered by this non-compete obligation.

In addition, during said two-year period, Seller shall not and shall procure that the Controlled Companies with main registered seat in Germany shall not, directly or indirectly, hold an interest in a company other than ATX which renders or solicits such services or products to OEMs or their affiliates in any European country, unless such company is mainly (with more than 75% of its turnover) engaged in another business.

§12

Miscellaneous

12.1	Notaries’ fees and other public dues connected with the execution and the consummation of this Agreement shall be shared equally between the Parties. In the | event that (i) this Agreement is terminated by the Purchaser following the Data Room Due Diligence in accordance with § 10.1 c) or (ii) if this Agreement is terminated by the Seller pursuant to § 10.1 d above, the Seller shall bear fifty (50) percent (%) of the costs and taxes of the Purchaser and the costs of the Purchaser’s advisers and auditors relating to the Data Room Due Diligence, but not more than an amount of EUR 50,000.00. In the event that this Agreement is terminated by the Purchaser pursuant to § 10.1 b) because the condition precedent in § 8.2 has not been fulfilled, the Seller shall bear all of the Purchaser’s advisers’ and auditors’ fees which have arisen in this matter. Within 6 weeks after the Closing Date Seller shall provide Passo at its (Seller’s) costs with a complete set of documentation in English language required for the transfer of the patent rights specified in § 4.2 a), b) and c) to Passo in each of the countries where such patent right is registered. Apart therefrom and except as expressly provided otherwise in this Agreement, each Party shall bear its own costs and taxes and the costs of its advisers and auditors.

12.2	The Purchaser shall delete within 10 business days after the Closing Date the word “Vodafone” from Passo’s trading name as registered with the Commercial Register. Any other reference to “Vodafone” and its trademarks and utility models shall no longer be used until 3 weeks after the Closing Date.

12.3	All public announcements concerning the transaction agreed in this Agreement shall be mutually agreed among the Parties in advance as to the timing and contents.

12.4	Changes and amendments to this Agreement as well as declarations to be made hereunder shall be valid only if made in writing unless notarisation is required. This shall also apply to any change of this provision.

12.5

(a)	Passo and/or the Seller shall appoint a person or a legal entity which is authorized to make and accept with legally binding effect for Passo and the Seller all declarations under this Agreement or in completion hereof.

Passo and the Seller hereby appoint as such agent:

Dr. Peter Walz

Vodafone D2 GmbH

Am Seestern 1

40547 Düsseldorf

With a copy to:

Dr. Joachim Peters

Vodafone Holding GmbH

Mannesmannufer 2

40213 Düsseldorf

(b)	The Purchaser shall advise the Seller of a person or legal entity which is authorized to make and accept with legally binding effect for the Purchaser all declarations under this Agreement or in completion thereof.

The Purchaser hereby appoints as such agent:

Ms. Renée Kingsley

ATX Technologies Inc.

8550 Freeport Parkway

Irving

TX 75063-2547

U.S.A.

With a copy to:

Dr. Theo Rauh, LL.M.

PPR & Partner

Rechtsanwälte Wirtschaftsprüfer Steuerberater

Königsallee 70

40212 Düsseldorf

(c)	A change in the person or address of such agent shall be effective for the other party only one month after the date on which it has been notified of such change. Until the lapse of such period, the authority of the previous agent as well as his or her address shall be deemed to continue. The obligation to nominate a joint agent shall apply at least until the first anniversary of the Closing Date.

12.6	If a provision of this Agreement should be or become invalid or not contain a necessary regulation, the validity of the other provisions of this Agreement shall not be affected thereby. The invalid provision shall be replaced and tie gap be filled by a legally valid arrangement which corresponds as closely as possible to the intention of the Parties or what would have been the intention of the Parties according to the object and purpose of this Agreement if they had recognized such gap.

12.7	The Annexes to this Agreement form an integral part of this Agreement. The headings in this Agreement shall only serve the purpose of easier orientation and are of no consequence for the contents and interpretation of this Agreement. Statements in one provision or Annex to this Agreement shall be deemed to have been made also for the purposes of all other provisions of and Annexes to this Agreement.

12.8	This Agreement shall be governed by the laws of the Federal Republic of Germany. Adherence to the aw of the place where the Agreement is notarized shall be sufficient in all matters of form.

12.9	The English version of this Agreement shall be binding.

12.10	Any legal dispute arising out or in connection with this Agreement, including any legal dispute regarding the validity of this Agreement, including this present agreement to arbitration, shall be finally resolved by arbitration in accordance with the applicable Rules of Arbitration of the International Chamber of Commerce. The arbitration tribunal shall consist of three arbitrators of which Purchaser and Seller shall nominate one each. The third arbitrator shall be nominated by the arbitrators appointed by the Purchaser and the Seller or - if no agreement can be reached within one month after the appointment of the last arbitrator to be nominated by the Purchaser and the Seller - by the President of the International Chamber of Commerce. Place of arbitration shall be Zürich, Switzerland. The arbitration proceedings shall be conducted, and the award shall be rendered, in the English language.

12.11	With notarial deed of today’s date, (Deed no. 869 /2003 of notary public Dr Paul Rombach), Passo and Vodafone D2 GmbH have entered into an agreement for the provision of services with regard to 22666.

12.12	With notarial deed of today’s date, (Deed no. 870 /2003 of notary public Dr Paul Rombach), Passo and Vodafone D2 GmbH have entered into an agreement for the provision of services with regard to fleet management.

12.13	With notarial deed of today’s date, (Deed no. 871 /2003 of notary public Dr Paul Rombach), Passo and Vodafone D2 GmbH have entered into an agreement for preferred suppliership.

12.14	With notarial deed of today’s date (Deed no. 872 /2003 of notary public Dr Paul Rombach), Vodafone Passo GmbH and Vodafone Holding GmbH will have entered into an agreement with regard to the assumption of liabilities in respect to patents.

Reference is made to Annexes 6.8 and 6.15. The parties present waive their right to have them read aloud. Annexes 6.8 and 6.15 were shown to all parties present and signed by them in their own hands.

The foregoing Deed with Annexes 2.3 c), 4.1 a), 4.2 a), 4.2 b), 4.2 c), 6.6 and 6.26 was read aloud by the notary public to the individuals appearing, approved by them and signed by them and the notary public in their own hands as follows: